UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated November 26, 2019: Dynagas LNG Partners LP Announces Results of 2019 Annual General Meeting of Limited Partners.

  The information contained in this Report on Form 6-K, except for the section entitled “CEO Commentary”, is hereby incorporated by reference into the Partnership's registration statement on Form F-3 (File No. 333-222237) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 12, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2019

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Dynagas LNG Partners LP Announces Results of 2019 Annual General Meeting of Limited Partners

MONACO – November 26, 2019 – Dynagas LNG Partners LP (the “Partnership”) (NYSE: “DLNG”) conducted its Annual General Meeting of Limited Partners on November 26, 2019 in Athens, Greece. The following resolutions were approved:

1.

To reelect Alexios Rodopoulos to serve as a Class II Director for a three-year term until the 2022 Annual Meeting of Limited Partners; and

2.

To reappoint Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Partnership’s independent auditors for the fiscal year ending December 31, 2019.

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +37799996445
Email: management@dynagaspartners.com

Investor Relations/ Financial Media:
Nicolas Bornozis/Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com